M.M. Membrado, PLLC
115 EAST 57TH STREET, SUITE 1006
NEW YORK, NEW YORK 10022
TELEPHONE: 646.486.9770
TELEFAX: 646.486.9771

VIA ELECTRONIC FILING

April 25, 2006

Division of Corporation Finance
Office of Small Business
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Valcent Products Inc. - File No. ___________
F-1 Registration Statement

Dear Sir(s):

On behalf of my client, Valcent Products Inc., a Canadian foreign private issuer, reference is made to the above-referenced registration statement filing on Form F-1 as of the date hereof. If you would, please direct all correspondence and commentary in connection with this filing to my attention.

Thank you for your attention in this matter.

Very truly yours,

M. M. MEMBRADO, PLLC

/s/
Michael M. Membrado

cc:	Orr, F. George
Ford, Douglas